UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2026

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Notice of the Future Business or Management Plans (Fair Disclosure)

ø The following is a future plan, and may be subject to change.
1. Title of business plan		Maximization of corporate value through the deployment of a new portfolio strategy and enhancement of business competence.
2. Details of plan and activity schedule	Purpose	To share the Company’s mid- to long-term business portfolio transformation strategy and financial strategy.
Details of plan

☐ Key Business Plans for the Portfolio

- As Korea’s leading supplier of critical resources, the Company aims to secure both stability and growth by establishing a “Triple-Core” portfolio that consists of Industrial, Strategic, and Energy Resources.

- Industrial Resources :

The Company will build overseas crude steel production capacity of 10 million tons by 2031 through growth investments in high-growth, high-margin steel markets, such as India and the United States.

- Strategic Resources :

With the Argentine brine lithium business’ shift to operating surplus, the Company will accelerate early-stage investments in Phase 3 and Phase 4, scheduled for completion in 2030 and 2033, respectively.

The Company aims to expand total lithium production capacity to 173,000 tons by 2033 and emerge as a top-five global lithium producer. The target capacity includes the new smelting plant based on the secured ore lithium resources, which is scheduled for completion in 2029.

The Company will also capture opportunities arising from global demand for a reliable rare earth supply chain, while promoting domestic production of rare and specialty gases essential for advanced sectors, e.g., the semiconductor industry.

- Energy Resources :

The Company will expand the value chain to maximize profit generation from LNG, the bridge fuel in the energy transition.

It will also enter renewable energy businesses, such as offshore wind and solar power, to drive decarbonization and to prepare for the post-LNG era.

☐ Shareholder Value-Oriented Financial Strategy

- Shareholder Return Policy :

The Company will flexibly mix dividend payout and share buyback /cancellation over a three-year period from FY2026.

The Company will pursue a shareholder return policy targeting 35–40% of adjusted net income attributable to controlling interests.

- Reduction of Holding Company Discount :

The Company plans to monetize listed subsidiary shares that are currently trading at a discount to NAV and optimize the size of such stakes to around 50% by the end of 2027.

The fund will be used to invest in unlisted future strategic resource businesses directly held by the holding company and to buyback/cancel undervalued treasury shares, thereby enhancing shareholder value.

- By delivering the Triple-Core Portfolio strategy and financial strategy as planned, the Company aims to achieve a PBR of 1.0x or above by 2028.

☐ 2028 Financial Targets - Consolidated Revenue: KRW 87.9 trillion / Operating Profit: KRW 6.7 trillion - Investment Plan: total investment of KRW 29.1 trillion (2026-2028)
	Expected investment amount	KRW 29.1 trillion
	Expected results	Maximization of corporate value through balanced growth of the Triple-Core Portfolio (Industrial Resources, Strategic Resources, and Energy Resources).
3. Potential difficulties in implementation		-
4. Date of board resolution		-
5. Details of information released	Information providers	IR Division, POSCO Holdings
	Information recipients	Institutional investors and securities analysts
	Date & time of information released	July 2, 2026 (14:00 KST)
	Title and place of event held	Hosting of 2026 POSCO Group CEO Investor Day (Conrad Hotel, Yeouido, Seoul)
6. Contact points		02-3457-5112
7. Other matters to be factored into investment decisions

1. Above 2. ‘Details of plan and activity schedule’ includes predictive information about the future and may vary depending on changes in the business environment and management plans.

2. For more information, please refer to the attached file or our company website (http://www.posco-inc.com).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: July 2, 2026	By	/s/ Han, Young Ah
(Signature)
Name: Han, Young Ah
Title: Executive Vice President